ICON plc
South County Business Park
Leopardstown, Dublin 18, Ireland

September 23, 2014

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

VIA EDGAR

Re: ICON plc – Form 20-F for the Fiscal Year Ended December 31, 2013

Dear Mr. Rosenberg:

ICON plc (the “Company”) is in receipt of your letter dated September 11, 2014 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2013 (File no. 333-08704) filed by the Company with the Commission (the “Annual Statement”) on March 12, 2014.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 20-F and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 20-F or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.  Unless otherwise indicated, all references to page numbers in the Company’s responses below refer to page numbers in the Annual Statement, a copy of which was previously filed with the Commission.

Item 5. Operating and Financial Review and Prospects

Year Ended December 31, 2013 compared to year ended December 31, 2012, page 29

1.	Under Company Performance- Revenue:

Background

In order to provide context to the responses to the Staff’s specific questions that follow, please note that revenues are allocated to individual entities based on where the work is performed in accordance with the Company’s global transfer pricing model.  Revenues and income from operations in Ireland are a function of this transfer pricing model.

Contracts are entered into by ICON Clinical Research Limited (“ICON Ireland”) the Company’s principal Irish trading company which has taken on the risk of fulfilling ICON’s contractual obligations. ICON Ireland invoices its customers under the terms of the individual contracts. ICON Ireland engages its foreign affiliates to perform the global services and these affiliates are remunerated at market rates for such services on a cost plus basis in line with the Company’s global transfer pricing model. The remuneration of the local ICON affiliates is not linked to the revenue generating milestones under the contract.

In order to present revenue by contract on a geographical basis in a manner consistent with the ASC 280-10-50-41(a) disclosure in Note 17 Business Segment Information the Company would need actual cost information tracked at a study level and broken down by geographical location.  The Company records this information by geographical region, rather than at a contract or customer specific level.

The Company acknowledges the requirements of ASC 280-10-50-41(a) that “A public entity shall disclose the basis for attributing revenues from external customers to individual countries”.  The Company proposes to include the following revised disclosure in future filings, under Note 17, Business Segment Information:

“Given ICON Clinical Research Limited (“ICON Ireland”) role in the development and management of the group, it’s ownership of key intellectual property, customer relationships, its key role in the mitigation of risks faced by the group, plus the responsibility for maintaining the group’s global network, ICON Ireland acts as the group entrepreneur and enters into the majority of the Company’s customer contracts. As such, ICON Ireland remunerates most of the other operating entities (“cost plus service providers”) in the ICON Group on the basis of a guaranteed cost plus mark up for the services they perform in each of their local territories.

The cost plus mark up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities in the various geographical areas that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate.

Under this method, the residual operating profits (or losses) of the group, once the cost plus service providers have been paid their respective intercompany service fee, generally fall to be retained by ICON Ireland. The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The revenues disclosed as relating to Ireland are the net revenues after deducting the cost plus revenues attributable to the activities performed outside Ireland.”

The Company explains on page 7 of our 2013 20-F that large pharmaceutical companies are continually seeking to drive efficiencies in their development processes to both reduce costs associated with the development of new drug candidates and accelerate time to market. As a result, large pharmaceutical companies in particular are increasingly looking to consolidate the number of outsource providers with which they engage, with many entering strategic partnership arrangements with a limited number of outsource providers.  The Company explains on page 19 of our 2013 20-F that the increased use of strategic partnership arrangements in recent years has resulted in a greater proportion of our net revenues being derived from a relatively limited number of customers.  Information on major customers as required by ASC 280-10-50-42 was provided in Note 17(h).  Revenue from all customers, including strategic partnerships, are reviewed by management in a similar manner and form part of the Company’s Clinical Services Segment.

o	Regarding the second bullet, tell us the amount of net revenue earned in 2012 and 2013 from the “Strategic Partnership” by geographical area.

In 2012 and 2013 net revenue from this customer directly contributed 18% ($197.4 million) and 26% ($346.1 million), respectively, of the Company’s net revenue for the year.  This information is disclosed in Note 17(h) in line with the requirements of ASC 280-10-50-42.  As discussed above, the Company does not track revenues per customer on a geographical basis.

o	Regarding the third bullet, tell us the amount of net revenue earned in 2012 and 2013 from “a number of strategic relationships with sponsors” by geographical area.

The Company had five such strategic relationships in place in 2012 and 2013.  In 2012, net revenue earned from these five customers equated to 46% ($512.9 million) and 50% ($670.7 million), respectively, of the Company’s net revenue for the year.  As discussed above, the Company does not track revenues per customer on a geographical basis.

On page 19 of our 2013 20-F the company explained that during the year ended December 31, 2013 53% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (26% and 10% respectively). No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2012 48% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (18% and 12% respectively). No other customer contributed more than 10% of our net revenues during this period.  For completeness please note that while strategic partnerships tend to be with larger customers, in 2012 and 2013 not all of the top five customers by revenue were strategic partnerships.

o
Regarding the fourth bullet, tell us the amount of net revenue earned from Cross Country Healthcare in 2013 by geographical area, and in 2012 and 2013 for the other acquisitions listed by geographical area.

The following table outlines, under the Company’s global transfer pricing model, the amount of net revenue earned by geographical area, from the date of acquisition, for the relevant acquisitions:

	Cross Country Healthcare’s Clinical Trial Services Division		PriceSpective LLC		Beijing Wits Medical		Firecrest Clinical Limited
	Year ended		Year ended	Year ended	Year ended	Year ended	Year ended
	December $000’s		December $000’s	December $000’s	December $000’s	December $000’s	December $000’s
	2013	1	2012	2013	2012	2013	2012	2
Ireland	-		-	-	-	-	7,034
Rest of Europe	1,481		6,460	4,384	-	-	-
U.S.	29,467		11,770	14,247	-	-	-
Other	-				4,200	7,418	-
Total	30,948		18,230	18,631	4,200	7,418	7,034

___________________________

1 The US operations of Cross Country Healthcare’s Clinical Trial Services Division were merged into those of DOCS Global Inc effective September 30, 2013, and from that point results have been reported as part of that entity. Consequently, the results shown above represent the period from acquisition in February 2013, to September 30, 2013. Thereafter, the Company is not in a position to provide any separate results for Cross Country Healthcare’s Clinical Trial Services Division.
2 The operations of Firecrest Clinical Limited were merged into those of ICON Clinical Research Limited effective May 2012, 31, and from that point Firecrest results have been reported as part of that entity. Consequently, the 2012 results shown above represent the period from January 1, 2012, to May 31, 2012. Thereafter, the Company is not in a position to provide any separate results for Firecrest Clinical Limited.

o	Regarding the fifth bullet, provide us the number of employees for 2012 and 2013 by geographical area.

The following table outlines our employee numbers for 2012 and 2013 by geographical area:

	Year ended	Year ended
	December	December
	2012	2013

Ireland	778	859
Rest of Europe	3,217	3,073
U.S.	3,398	3,875
Other	2,105	2,483
Total	9,498	10,290

2. Under Geographical Area - Revenue:

The description in the first paragraph, under Geographical Area – Revenue, of your global transfer pricing model appears to be critical information that should be disclosed in order to understand your revenue and income from operations by geographical area. Additionally, it would appear that this description and other information such as:

Please refer to the earlier disclosure proposed for future filings under Note 17.

o	How you determine the cost plus mark-up percentage for each geographical area;

The cost plus mark up for each ICON entity is established to ensure that each of ICON Ireland and the ICON operating entities in the various geographical areas earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark-up is reviewed annually and the following factors are considered:
(i)    the current relative functional, asset and risk profile of the parties;
(ii)   current market conditions; and
(iii)  the availability of comparable data.

In the earlier disclosure proposed for Note 17 for future filings the Company notes that the policy is reviewed annually to ensure an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions.

o	Any exceptions in using the model like the one for the UK entity described in your response;

For the year ended December 31, 2013, with the exception of the UK entity described, all of ICON’s operating entities directly involved in revenue generating activities operated under the Company’s global transfer pricing model.

Should any material exceptions exist, the Company proposes to include appropriate disclosure in future filings, under Item 5. Operating and Financial Review and Prospects, explaining the exclusion and the rationale for same.

For the UK exception the company proposes to include the following revised disclosure under Item 5. Operating and Financial Review and Prospects in future filings:

Income from operations in Rest of Europe decreased from a profit of $29.2 million for the year ended December 31, 2012 ($29.8 million excluding the impact of restructuring and other charges), to a profit of $2.8 million for year ended December 31, 2013 ($6.3 million excluding the impact of restructuring and other charges). The majority of the decrease relates to certain Rest of Europe expenses incurred during 2013 which were not eligible for the Group’s global transfer pricing model.

o
A statement explaining why your method of allocating amounts to geographical areas with the remaining amount retained in Ireland is reasonable, is necessary in Note 17. Business Segment Information to comply with ASC 280-10-50-27, 29 and 41.

Please refer to the earlier disclosure proposed for future filings under Note 17.

3. Under Geographical Area – Operating Income:

o	Regarding Rest of Europe, quantify for us the dollar effect of the following on the decrease in income from results of operations:

●	The 1% decrease in 2013 in the cost plus mark-up; and
●	The removal of the UK entity from the global transfer pricing model

The cost plus mark-up paid to the majority of Rest of Europe entities decreased by 1% with effect from late 2012 and the full year effects are shown in 2013. This accounts for circa $3 million of the decrease from the Rest of Europe income from operations between 2012 and 2013. The removal of the UK entity from the global transfer pricing model resulted in a $20.2 million decrease in Rest of Europe income from operations between 2012 and 2013.  Please refer to the earlier disclosure proposed under Item 5. Operating and Financial Review and Prospects for future filings

o	Regarding the Rest of Europe, tell us why the mark-up decreased 1% and further explain why the global transfer pricing model was no longer suitable for the UK entity.

Decrease in Rest of Europe mark-up

The decision to decrease the cost plus mark-up margin paid to the Rest of Europe entities was taken following a review of our intercompany pricing policy. The aim of this annual review was to determine the market appropriateness of the level of consideration paid by ICON Ireland to the various ICON entity companies for the services provided under the intercompany service agreement currently in force between the group parties.

In particular the following factors were considered during this review:
(i)    the current relative functional, asset and risk profile of the parties;
(ii)   current market conditions; and
(iii)  the availability of comparable data;

The review concluded that a 1% reduction in the mark up would be appropriate to ensure both ICON Ireland and the Rest of Europe entities each continued to earn market appropriate arms-length returns.

Why the global transfer pricing model was no longer suitable for the UK entity

During 2013, the Company undertook a commercial review of its Early Phase business, the result of which was the decision to close the Company’s Phase 1 European service offering. Consequently, this particular UK entity stopped providing services to ICON Ireland, and in line with the Company’s transfer pricing policy, the UK entity was removed from the global transfer pricing model. Subsequent third party expenses incurred by this UK entity were not reimbursed under the cost plus model.

o
Regarding the US, it appears that the reason indicated in 1 would decrease income from operations. Please quantify this amount and tell us why it increased income from operations. In addition, quantify the additional profit recognized related to Cross Country Healthcare Inc. indicated in 2.

US operating costs were circa $548.7 million in 2013 compared with circa $447.9 million in 2012. As the US operates on a cost plus mark up the increase in cost resulted in an increase in income from operations as the underlying cost base increased. This increase in cost is reflective of the increase in headcount in the US from 3,398 in 2012 to 3,875 in 2013.

In addition, $1.7 million of the $18.5 million increase in operating income in the U.S. in 2013 was as a result of the Cross Country Healthcare Inc acquisition.

o
Regarding Ireland, the explanation you give herein and including the amount of net revenue, in each period presented, representing the commercial risk assumed by Ireland as the owner of the intellectual property would seem to be more informative disclosure than your current disclosure on page 30.

Please refer to the earlier disclosure proposed for future filings under Note 17.

I believe that I have fully responded to your comments. However, if you have any questions about any of my responses to your comments or require further explanation, please do not hesitate to call me at (011) – 353 – 1 – 291 – 2000.

Sincerely,

ICON plc

By:	/s/ Brendan Brennan
Brendan Brennan Chief Financial Officer